UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

GENEREX BIOTECHNOLOGY CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

371485103

(CUSIP Number)

November 6, 2018

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 371485103	13G	Page 2 of 5 Pages

1. NAMES OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION – Liechtenstein

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 13,496 shares of Common Stock currently held and an option to purchase additional shares representing not more than 4.99% of the outstanding shares for a total of 53,148 shares of Common Stock (1) (2)

6. SHARED VOTING POWER – None

7. SOLE DISPOSITIVE POWER – 13,496 shares of Common Stock currently held and an option to purchase additional shares representing not more than 4.99% of the outstanding shares for a total of 53,148 shares of Common Stock (1) (2)

8. SHARED DISPOSITIVE POWER – None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 13,496 shares of Common Stock currently held and an option to purchase additional shares representing not more than 4.99% of the outstanding shares for a total of 53,148 shares of Common Stock (1) (2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

The aggregate amount in row 9 represents the maximum amount of shares that Alpha Capital Anstalt can beneficially control under a contractually stipulated 4.99% ownership restriction pursuant to an option to purchase additional shares.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.99% (1) (2)

12. TYPE OF REPORTING PERSON

CO

(1) Based on a number of shares outstanding equal to 1,065,093 shares as of October 3, 2018 as reported in the Company’s most recently filed Form 10-K.

(2) This Amendment No. 2 is filed to correct an error in the calculation of shares the Reporting Person beneficially owns.

CUSIP No. 371485103	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Generex Biotechnology Corporation, a Delaware corporation

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4145 North Service Road, Suite 200, Burlington, Ontario, L7L 6A3, Canada

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, 9490 Vaduz, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

ITEM 2 (e) CUSIP NUMBER: 371485103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 13,496 shares of Common Stock currently held and an option to purchase additional shares representing not more than 4.99% of the outstanding shares for a total of 53,148 shares of Common Stock (1) (2)

(b) PERCENT OF CLASS: 4.99% (1) (2)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

13,496 shares of Common Stock currently held and an option to purchase additional shares representing not more than 4.99% of the outstanding shares for a total of 53,148 shares of Common Stock (1) (2)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

13,496 shares of Common Stock currently held and an option to purchase additional shares representing not more than 4.99% of the outstanding shares for a total of 53,148 shares of Common Stock (1) (2)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 371485103	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Alpha Capital Anstalt’s ownership is now below 5%.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 371485103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2018
(Date)

/s/ Konrad Ackerman
(Signature)

Konrad Ackerman, Director
(Name/Title)